SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10 November 2006

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Directorate Change dated 10 November, 2006

99.1

10 November 2006

                                                   InterContinental Hotels Group PLC

                                      Sir Howard Stringer steps down as a Non-Executive Director

The Board of  InterContinental  Hotels Group PLC announces  that Sir Howard  Stringer has tendered his  resignation  as an  independent
Non-Executive Director with effect from the close of business today, Friday, 10 November 2006.

Sir  Howard  served as a  Non-Executive  Director  of Six  Continents  PLC from May 2002 until its  demerger  in April 2003 when he was appointed to the Board of InterContinental Hotels Group PLC.  He was a member of both the Remuneration and Nomination Committees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	10 November, 2006